Exhibit 12.1
TRICO MARINE SERVICES, INC.
Computation of Ratios of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

	Predecessor Company			Successor Company
			Period from	Period from
			January 1,	March 15,			Three Months
			through	through			Ended
	Year Ended December 31,		March 14,	December 31,	Year Ended December 31,		March 31,
	2003(1)	2004(2)	2005(3)	2005	2006	2007	2008
Net income (loss)	$(164,398)	$(95,952)	$(61,361)	$20,100	$58,724	$62,931	$10,901

Amortization of capitalized interest	262	202	—	—	(1,985)	191	48

Income tax expense (benefit)	(2,888)	(3,068)	1,047	11,264	33,723	13,359	2,284

Noncontrolling interest (loss) income in consolidated subsidiary	—	—	—	—	(1,985)	(2,432)	841

Income (loss) from operations before income tax	$(167,024)	$(98,818)	$(60,314)	$31,364	$90,462	$74,049	$14,074

Fixed Charges
Interest on long-term debt expensed	$30,159	$33,405	$1,940	$6,430	$1,286	$3,258	$—

Interest on long-term debt capitalized	236	—	—	—	320	1,382	1,172

Amortization of deferred financing cost	977	7,813	50	285	168	772	223

Estimated portion of rental expense attributable to interest	450	526	101	386	580	2,705	705

Total Fixed Charges	$31,822	$41,744	$2,091	$7,101	$2,354	$8,117	$2,100

Less:
Interest on long-term debt capitalized	236	—	—	—	320	1,382	1,172

Earnings available for fixed charges	$(135,438)	$(57,074)	$(58,223)	$38,465	$92,496	$80,784	$15,002

Ratio of earnings to fixed charges	—	—	—	5.4x	39.3x	10.0x	7.1x

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $167.3 million

(2)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $98.8 million

(3)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $60.3 million